

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail   September 6, 2018

Alejandro Vargas
Puebla Resources Corporation
Apartado Postal 3-3 Pitillal
CP 48290 Jalisco, Mexico

        Re: **Puebla Resources Corporation**
                  Form 10-K for the Fiscal Year Ended November 30, 2017
                  Filed January 19, 2018
                  File No. 333-216651

Dear Mr. Vargas:

We issued comments to you on the above captioned filing on July 31, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 20, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

                                    Sincerely,

                                      /s/ John Reynolds

                                      John Reynolds
                                      Assistant Director
                                      Office of Beverages, Apparel and Mining